Suite 1120, Cathedral Place,

925 West Georgia Street

Vancouver, British Columbia,
Canada  V6C 3L2

Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD

Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE MKT Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 19 - 2012

July 19, 2012

FOR IMMEDIATE RELEASE

AURIZON FILES FEASIBILITY STUDY OF THE HOSCO DEPOSIT

Aurizon Mines Ltd. (TSX: ARZ; NYSE MKT: AZK) announces that, in accordance with National Instrument 43-101 and in support of the Company’s June 5, 2012 news release, it has filed a technical report entitled “Feasibility Study of the Hosco Deposit – Joanna Gold Project” (hereinafter referred to as the “Feasibility Study”).  The Feasibility Study, issued July, 2012, with an effective date of June 5, 2012, was prepared for Aurizon Mines Ltd. by BBA Inc., in cooperation with Roche Ltd. and SGS Canada Inc. – Geostat.  The Feasibility Study is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s Website at www.aurizon.com.

About Aurizon
Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.
George Paspalas, President & CEO – 604-687-6600
Martin Bergeron Vice President Operations – 819-874-4511
Investor Relations: jennifer.north@aurizon.com
Telephone: 604-687-6600    Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com